September 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Purnell

Re:	Artemis Strategic Investment Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed August 31, 2021 File No. 333-253092

Dear Ms. Purnell:

On behalf of our client, Artemis Strategic Investment Corporation (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 14, 2021, relating to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (File No. 333-253092) filed with the Commission on August 31, 2021 (the “Registration Statement”).

The Company has filed via EDGAR its Amendment No. 6 to its Registration Statement (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information.

We have set forth below the comments of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Amendment No. 5 to Form S-1

The Offering

Expression of Interest, page 22

1.	We note that up to eight anchor investors have expressed interest to purchase units, founder shares and private placement warrants. Please provide the maximum aggregate ownership, on an as-converted basis, that an individual anchor investor will hold after the completion of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the disclosures throughout the filing to address the Staff’s comment.

September 20, 2021

2.	We note your disclosure that if the anchor investors purchase units and vote them in favor of a business combination, a “smaller portion” of affirmative votes from other public stockholders would be required to approve a business combination. Please revise your discussion under the above heading and similar disclosures in the prospectus to disclose the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to their indications of interest in favor of a transaction. Please also include risk factor disclosure that the anchor investors’ interest in founder shares and private warrants held by the sponsor may provide an incentive to vote in favor of any business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the disclosures throughout the filing to address the Staff’s comment.

* * *

Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Gary Kashar

cc:	Tom Granite, Artemis Strategic Investment Corporation

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